Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Delisting Notification Received from the American Stock Exchange

     Company to evaluate appeal options

     TORONTO, May 30 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD;
Amex: PME) today announced it has been notified by the American Stock Exchange
(the "AMEX") that it will not continue to support PreMD's plan for regaining compliance with the continued listing standards and that it intends to delist the Company's common stock from the Exchange by filing a delisting application with the Securities and Exchange Commission (the "SEC") pursuant to Section
1009(d) of the AMEX Company Guide (the "Company Guide"). The determination by the staff of the AMEX to initiate the delisting of the common stock from the
AMEX is based on the Company's failure to meet several of the Exchange's conditions for continued listing.
     Presently, the Company continues to be noncompliant with Sections
1003(a)(i), 1003(a)(ii), and 1003(a)(iii) of the Company Guide, all of which relate to the Company's insufficient stockholder's equity as previously reported in the Company's filings with the SEC. The AMEX also cites deficiencies regarding the Company's ongoing losses and low share price as additional reasons for the staff's determination. The Company is currently evaluating its options in dealing with the AMEX and will provide updates as they become available. It is management's view that PreMD's delisting on the
AMEX does not affect its current listing on the Toronto Stock Exchange (the
"TSX").

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The
Company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Ron Hosking, Vice-President, Finance, Tel:
(416) 222-3449, Email: rhosking(at)premdinc.com; Michelle Rabba, Manager,
Corporate Communications, Tel: (416) 222-3449 ext. 25, Email:
mrabba(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 09:00e 30-MAY-08